MAG Silver Corporation.

For Immediate Release

November 7, 2005

MAG SILVER INITIATES DIAMOND DRILL PROGRAM AT
BATOPILAS SILVER DISTRICT.

Vancouver, B.C… MAG Silver Corporation (TSXV: MAG) announced today a drill has been mobilized to the historic Batopilas Silver District in the western Sierra Madres of Chihuahua State, Mexico. Drilling will be targeted toward geophysical conductors previously identified and considered related to “responsive” silver rich lenses along major structures and toward near surface occurrences of native silver and calcite.

“MAG Silver has initiated a drill program at Batopilas, a historic high grade district with over 300 million ounces of silver produced.” said Dan MacInnis, President of MAG Silver, “Over the past year we’ve taken advantage of silver’s high electrical conductivity to identify some very strong geophysical anomalies that are coincident with the known mineralized systems at Batopilas. These are our primary drill targets”

A contract has been signed with Energold Drilling Corp. to drill a minimum of 1,500 meters. The drill rig, a compact, very portable machine capable of drilling to 500m, is very well adapted for drilling the steep mountainous terrain of Batopilas.

Batopilas, a large 4500 hectare property, is controlled 100% by MAG Silver. As a unique “native” silver district, Batopilas silver is associated with calcite veining and shows extraordinary grades approaching 50 ounces of silver per tonne. The district produced almost 300 million ounces until the Mexican Revolution in 1912 disrupted production from which the district never recovered. MAG Silver’s control of 98% of this unique and high grade district is the first consolidation of the district’s silver mines and the first modern exploration program to be conducted in over 93 years.

About MAG Silver Corp. (www.magsilver.com)

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. MAG’s positions include the Fresnillo District (also hosts the largest silver mine in the world) where the company has an active joint venture with Industrias Penoles, the largest silver producer in the world. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

On behalf of the Board of

MAG Silver Corportation:

“Dan MacInnis”

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. . 0-50437  available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.